UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51626

Under Armour, Inc., NASDAQ Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1020 Hull Street, 3rd Floor, Baltimore, Maryland 21230 (410) 454-6428

(Address including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, $.0003 1/3 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class securities from listing and registration:

☐ 17 CFR240.12d2-2(a)(1)

☐ 17 CFR240.12d2-2(a)(2)

☐ 17 CFR240.12d2-2(a)(3)

☐ 17 CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Under Armour, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 8, 2006	By /s/ Wayne A. Marino	Executive Vice President and Chief Financial Officer
Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

This voluntary delisting is a result of Under Armour, Inc.’s pending move to the New York Stock Exchange, Inc. (“NYSE”). Under Armour, Inc.’s first day of trading on NYSE will be Monday, December 18, 2006.